OMC 3/1/11

11017162

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~

SEC Mail Processing Section
FEB 24 2011
Washington, DC
110

SEC FILE NUMBER
8- 65912

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EQUIBASE CAPITAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 North Ashland Avenue, Suite 600
(No. and Street)

Chicago (City) IL (State) 60622 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael W. Husman (773) 489-7600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mueller & Co., LLP
(Name – *if individual, state last, first, middle name*)

2230 Point Boulevard, Suite 700, Elgin, IL 60123
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/8/2011

OATH OR AFFIRMATION

I, Michael W. Husman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equibase Capital Markets, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
PATRICIA A SCHULZ
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:08/18/13

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

MUELLER & CO., LLP
MUELLER CONSULTING, LLC
2230 Point Blvd., Suite 700 ■ Elgin, Illinois 60123
847.888.8600 Fax: 847.888.0635 www.MuellerCPA.com

INDEPENDENT AUDITOR'S REPORT

To the Member
Equibase Capital Markets, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Equibase Capital Markets, LLC, as of December 31, 2010, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equibase Capital Markets, LLC, as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Mueller & Co., LLP

Elgin, Illinois
February 8, 2011

EQUIBASE CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Current assets -		
Cash	$	43,050
Total assets	$	43,050

LIABILITIES AND MEMBER'S EQUITY

Current liabilities -		
Accrued expenses	$	17,491
Member's equity		25,559
Total liabilities and member's equity	$	43,050

The accompanying notes are an integral part of the financial statements.

EQUIBASE CAPITAL MARKETS, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2010

Expenses:		
Professional fees	$	46,891
Regulatory fees		4,262
Other expenses		1,113
Total expenses		52,266
Other income		-
Net loss	$	(52,266)

The accompanying notes are an integral part of the financial statements.

EQUIBASE CAPITAL MARKETS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2010

Balance, January 1, 2010	$	7,825
Net loss		(52,266)
Member's contributions		70,000
Balance, December 31, 2010	$	25,559

The accompanying notes are an integral part of the financial statements.

EQUIBASE CAPITAL MARKETS, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2010

Cash provided by (used in) operating activities:		
Net loss	$	(52,266)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in other operating assets and liabilities:		
Other assets		246
Accrued expenses		9,965
Net cash used in operating activities		(42,055)
Cash provided by financing activities -		
Member's contributions		70,000
Increase in cash		27,945
Cash, beginning of year		15,105
Cash, end of year	$	43,050

The accompanying notes are an integral part of the financial statements.

EQUIBASE CAPITAL MARKETS, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Equibase Capital Markets, LLC ("the Company"), an Illinois limited liability company, was organized on March 17, 2003. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA). The Company primarily engages in private placement and consulting services. The Company is wholly owned by Equibase Capital Group, LLC.

Limited Liability

As a limited liability company, the member has limited liability.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents.

Concentration of Credit Risk

The Company maintains its cash in bank deposits which did not exceed federally insured limits. The Company believes it is not exposed to any significant credit risk on cash.

Income Taxes

No income tax provision has been recorded in the financial statements since income or loss of the Company is required to be reported by the member on the member's income tax return.

Subsequent Events

Subsequent events have been evaluated through February 8, 2011, the date that the financial statements were available for issue.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6 and 2/3 percent of "aggregate indebtedness," as defined. At December 31, 2010, the Company had net capital of $25,559, which was $20,559 in excess of its required net capital requirement of $5,000.

NOTE 3 - RELATED PARTY INFORMATION

The Company is wholly owned by Equibase Capital Group, LLC("Group"). Per the Expense sharing Agreement, a reasonable amount of office space shall be provided by Group for the use of the Company. The provision of such office space shall be at the sole expense of Group, and the Company shall have no liability with respect thereto. Further, all normal overhead services shall be provided to the Company by Group, at no cost to the Company. Such services shall include, but not limited to, payroll, insurance, advertising, employee benefits, travel and entertainment, telephone and copying services. Provision of such services shall be at the sole expense of Group, and the Company shall have no liability with respect thereto. Group shall not apportion or charge back to the Company any such expenses, nor will Group seek reimbursement from the Company of any such expenses.

SUPPLEMENTARY INFORMATION

MUELLER & CO., LLP
MUELLER CONSULTING, LLC

2230 Point Blvd., Suite 700 ■ Elgin, Illinois 60123
847.888.8600 Fax: 847.888.0635 www.MuellerCPA.com

INDEPENDENT AUDITOR'S REPORT

To the Member
Equibase Capital Markets, LLC
Chicago, Illinois

Our report on our audit of the basic financial statements of Equibase Capital Markets, LLC, for the year ended December 31, 2010 appears on page 1. The audit was made for the purpose of forming an opinion on such financial statements taken as a whole. The 2010 information on pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mueller & Co., LLP

Elgin, Illinois
February 8, 2011

EQUIBASE CAPITAL MARKETS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

Net Capital - Total member's equity	$	25,559
Deductions - Nonallowable assets from the statement of financial condition		-
Adjusted net capital		25,559
Minimum net capital requirement		(5,000)
Excess net capital	$	20,559
Excess net capital at 1000 percent	$	19,559
Total aggregate indebtedness net of subordinate debt	$	17,491
Ratio of aggregate idebtedness to net capital		68.43%
Net Capital from unaudited FOCUS report	$	25,559
Changes in unallowed assets in computing net capital		-
Accounts receivable - Trade		-
Debt Securities		-
Adjusted net capital	$	25,559

Claim for Exemption Under Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii). The Company did not handle customer cash or securities or proprietary accounts of introducing brokers during the year ended December 31, 2010 and does not have any customer accounts or PAIB accounts.

MUELLER & CO., LLP
MUELLER CONSULTING, LLC

2230 Point Blvd., Suite 700 ■ Elgin, Illinois 60123
847.888.8600 Fax: 847.888.0635 www.MuellerCPA.com

REPORT ON INTERNAL CONTROL

To the Member
Equibase Capital Markets, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of Equibase Capital Markets, LLC (the Company), as of and for the year ended December 31, 2010, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

Certified Public Accountants ■ Management Consultants
Offices in Elgin, St. Charles, Oakbrook Terrace, and Chicago

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mueller & Co., LLP

Elgin, Illinois
February 8, 2011